April 3, 2019

QTA: TSX VENTURE
QTRRF: OTCQB International

Quaterra Announces 2018 Year-End Financial Results
PROVIDES INSIGHT INTO CORPORATE STRATEGY AND OUTLOOK

VANCOUVER, B.C. — Quaterra Resources Inc. today says it has recently shifted focus to look for more innovative methods of financing exploration that do not dilute shareholders’ interests in the Company. This approach, and other aspects of the Company’s corporate strategy and outlook, are outlined in the Management’s Discussion and Analysis (“MD&A”) released today together with the financial statements for the year ended December 31, 2018.

In its 2018 MD&A, the Company says that the resource market has lately improved somewhat, especially for base metals, and copper in particular.

“However, given the ongoing scarcity of funds available to finance mineral exploration, over the past year the Company has raised modest amounts of capital (with the goal of minimizing shareholder dilution), through the limited use of convertible debentures and a small private placement. Work on the Company’s properties in 2018 was consequently constrained by a lack of funds.”

More recently, the Company says, Quaterra has shifted focus to look for more innovative methods of financing exploration that do not dilute shareholders’ interest in the Company. The recent sale of certain primary ground water rights by Quaterra’s Yerington, Nevada-based subsidiary, Singatse Peak Services LLC (“SPS”), for $6.02 million is an outcome of that strategy.

“In addition to providing non-dilutive funds for ongoing exploration, the price achieved in the recent sale has the added advantage of placing a value of about $20 million on the Company’s remaining primary ground water rights, which should go some way to placing a floor under the Company’s market capitalization,” the Company says in the MD&A. SPS retains about 6,700 acre-feet per year of primary ground water permitted for mining and milling at its 51-square-mile Yerington property. In addition, SPS also has substantial decree, supplemental and storage water rights associated with private land that it has under option.

The Company has focused on initiating a prefeasibility study at the MacArthur open-pit, copper oxide deposit located in the north of its Yerington property. This decision has been driven by an independent review of opportunities to optimize the near-term production potential at MacArthur as laid out in a 2012 Preliminary Economic Assessment (“PEA”) prepared by M3 Engineering & Technology Corporation of Tucson, Arizona, and the identification of several areas for potential improvement. Better market fundamentals, a better understanding of the geology at Yerington, and investor appetite for near-term oxide-leach projects also played a role in the decision to focus on MacArthur.

Although the initiative at MacArthur is currently the foremost component of Quaterra’s strategic plan for its collection of Yerington assets, the longer term goal remains to investigate, consolidate and de-risk the over-all Yerington property by:

  Maintaining and further consolidating its large and prospective land position in the historic copper district. The company renegotiated option agreements with certain private land-holders reducing option payments significantly and extending the option period. Additional initiatives are underway to further this goal.
  Protecting its remaining 6,700 acre-feet of primary water rights that are already permitted for mining and milling, and the decree, supplemental and storage water rights associated with private land that it has under option.
  Continuing, where feasible, targeted exploration of the property, specifically the sulfide system underlying the MacArthur oxide cap, and the large Bear porphyry deposit.
  Retaining key staff to advance the company’s efforts in the district.
  Exploring opportunities for district cooperation and consolidation.
  Negotiating an agreement with Atlantic Richfield Company (“ARC”) that will allow ARC to complete its remedial activities at the old Yerington mine site, and the Company to move forward with development of the site.

The Company says that as part of its mandate for discovery, Quaterra continues to identify and assess exploration opportunities, provided they can be acquired on reasonable terms, and without the obligation of long-term financial commitments. The focus on exploration opportunities has recently been reinforced by indications that the improvement in commodity markets may be becoming more deeply rooted, bringing prospects for a longer term firming in the price of copper, Quaterra’s key underlying commodity.

The financial statements and MD&A are available at www.quaterra.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. The financial statements have been prepared in accordance with International Financial Reporting Standards. This news release should be read in conjunction with those documents. All dollar amounts herein are in U.S. dollars unless otherwise specified.

About Quaterra’s Yerington Copper Project
Quaterra’s  51-square-mile Yerington Copper Project is located in the historic Yerington Copper District, a mining-friendly jurisdiction with a history of copper production and good infrastructure, about 70 miles southeast of Reno, Nevada. Assets on the property consist of the MacArthur oxide-leach and sulfide copper deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper system; and several untested exploration targets. The Company has reported oxide and sulfide resources at both MacArthur and the Yerington pit, and the 2012 PEA at MacArthur, all prepared under National Instrument 43-101. Quaterra also owns valuable water rights in the district.

About Quaterra Resources Inc.
Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. Quaterra also holds an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and immediately north of the large Pebble copper-gold porphyry project. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Karen Robertson, Corporate Communications, 778-898-0057
Gerald Prosalendis, President and COO, Quaterra Resources Inc., 250-940-3581
Thomas Patton, Chairman & CEO, Quaterra Resources Inc., 604-641-2758

email: info@quaterra.com
website: www.quaterra.com

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will continue to receive funding, that near term opportunities exist to enhance value, that a pre-feasibility study will be completed supporting the development of the MacArthur project, that value can be placed on the Company’s remaining water rights, that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.